SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      VIRGINIA FIRST FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                Virginia                               54-1678497
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

       Franklin and Adams Street
           Richmond, Virginia                          23804-2009
(Address of Principal Executive Offices)               (Zip Code)


 If this form relates to the registration of a         If this form relates to the registration of a
 class of debt securities and is effective upon        class of debt securities and is to become
 filing pursuant to General Instruction A(c)(1)        effective simultaneously with the effectiveness
 please check the following box. [  ]                  of a concurrent registration statement under
                                                       the Securities Act of 1933 pursuant to
                                                       General Instruction A(c)(2) please check the
                                                       following box [  ]


 Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                   Name of Each Exchange on Which
       to be so Registered                   Each Class is to be Registered
       -------------------                   ------------------------------

               none                                  not applicable


 Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights

                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


         Virginia First Financial Corporation, a Virginia corporation, hereby amends in its entirety the following items of its registration statement on Form 8-A dated April 19, 1996 and filed with the Securities and Exchange Commission on April 30, 1996.

Item 1.           Description of Registrant's Securities to be Registered.

         On April 16, 1996, the Board of Directors of Virginia First Financial Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend was payable on April 26, 1996 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $45 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights Agent"). Unless otherwise defined herein, capitalized terms shall have the same meaning as those terms are given in the Rights Agreement.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. As defined in the Rights Agreement, an "Acquiring Person" does not include any person who is the beneficial owner of more than 10% of the outstanding Common Shares on the date of the Rights Agreement and who individually or as part of a group prior to the date of the Rights Agreement had filed a report showing such level of ownership with respect to the Common Shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on April 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person (a "Section 13 Event"), proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (a Section "11(a)(ii) Event"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive, upon the exercise thereof at the current exercise price of the Right, that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares (a "Section 24(a) Event"), the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         On May 6, 1997, the Company, Southern National Corporation, the name of which is to be changed to BB&T Corporation, a North Carolina corporation ("SNC"), and BB&T Financial Corporation of Virginia, a Virginia corporation and wholly-owned subsidiary of SNC ("BB&T"), entered into an Agreement and Plan of Reorganization and a related Plan of Merger (the "Reorganization Agreement"), pursuant to which the Company will be merged with and into BB&T, with BB&T as the surviving corporate entity. Also on May 6, 1997, the Company and SNC entered into a Stock Option Agreement (the "Stock Option Agreement" and, collectively with the Reorganization Agreement, the "Merger Agreements"), pursuant to which the Company granted to SNC an option to purchase up to 19.9% of the outstanding Common Shares under certain circumstances.

         To facilitate the transactions contemplated by the Merger Agreements, the Company and the Rights Agent entered into a First Amendment to the Rights Agreement, dated as of May 4, 1997 (the "First Amendment"). Among other things, the First Amendment provides that neither SNC nor any Subsidiary, Affiliate or Associate of SNC will become an Acquiring Person and that no Shares Acquisition Date, Distribution Date, Section 11(a)(ii) Event, Section 13 Event or Section 24(a) Event will occur as a result of the approval, execution or delivery of the Merger Agreements or the consummation of the transactions contemplated by the Merger Agreements, including the merger. A copy of the First Amendment is filed as an exhibit hereto and is incorporated herein by reference.

         The foregoing descriptions of the Rights do not purport to be complete and are qualified in their entirety by reference to the Exhibits hereto.

Item 2.           Exhibits.

4.1 Amended and Restated Articles of Incorporation of the Company, attached as Exhibit 3.1 to the Registration Statement on Form S-4, Registration No. 33-67746, filed with the Securities and Exchange Commission on August 20, 1993 (the "Registration Statement"), incorporated herein by reference.

4.2 Articles of Amendment of the Articles of Incorporation of the Company effective November 6, 1995.*

4.3 Articles of Amendment to the Articles of Restatement Amending and Restating the Articles of Incorporation of the Company dated April 16, 1996.*

4.4 Bylaws of the Company, attached as Exhibit 3.2 to the Registration Statement, incorporated herein by reference.

4.5 Rights Agreement between the Company and First Union National Bank of North Carolina, dated as of April 19, 1996.*

4.6 First Amendment to the Rights Agreement between the Company and First Union National Bank of North Carolina, dated as of May 4, 1997.

99.1              Press Release issued by the Company on April 17, 1996.*

99.2. Form of Shareholder Letter to be mailed by the Company on or about April 29, 1996.*


----------------------
*Previously filed.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    VIRGINIA FIRST FINANCIAL CORPORATION
                                             (Registrant)



Date:  May 9, 1997                  By: /s/ Charles A. Patton
                                        ---------------------------------------
                                        Charles A. Patton
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX



4.1 Amended and Restated Articles of Incorporation of Virginia First Financial Corporation (the "Company"), attached as
                  Exhibit  3.1  to  the  Registration  Statement  on  Form  S-4,
                  Registration No. 33-67746, filed with the Securities and Exchange Commission on August 20, 1993 (the "Registration Statement"), incorporated herein by reference.

4.2 Articles of Amendment of the Articles of Incorporation of the Company effective November 6, 1995.*

4.3 Articles of Amendment to the Articles of Restatement Amending and Restating the Articles of Incorporation of the Company dated April 16, 1996.*

4.4 Bylaws of the Company, attached as Exhibit 3.2 to the Registration Statement, incorporated herein by reference.

4.5 Rights Agreement between the Company and First Union National Bank of North Carolina, dated as of April 19, 1996.*

4.6 First Amendment to the Rights Agreement between the Company and First Union National Bank of North Carolina, dated as of May 4, 1997.

99.1              Press Release issued by the Company on April 17, 1996.*

99.2. Form of Shareholder Letter to be mailed by the Company on or about April 29, 1996.*

---------------------------
*Previously filed.